UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to                     .

Commission File Number 001-33268

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedules

	The following documents are filed as part of this report on the pages indicated:

		Page No.

	Report of Independent Registered Public Accounting Firm	4

	Statements of Net Assets Available for Benefits	5

	Statement of Changes in Net Assets Available for Benefits	6

	Notes to Financial Statements	7

	Supplemental Schedules
	Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions	16
	Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)	17

2.	Exhibit

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 29, 2015	By:	/s/ Derek Hess
Derek Hess
Vice President, Total Rewards

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California

June 29, 2015

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS
Investments at fair value
Participant-directed investments	$205,943,723	$191,163,538

Receivables
Notes receivable from participants	3,821,953	3,740,320
Employer contributions receivable	400,019	491,442

Total receivables	4,221,972	4,231,762

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	210,165,695	195,395,300
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,683,487)	(1,025,997)

NET ASSETS AVAILABLE FOR BENEFITS	$208,482,208	$194,369,303

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of participant-directed investments	$5,901,406
Dividends and interest	9,323,812

Total investment income	15,225,218

Interest income on notes receivable from participants	192,885

Contributions
Participant	9,426,638
Rollover	1,348,013
Employer	1,802,888

Total contributions	12,577,539

Total additions	27,995,642

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	14,270,960
Administrative and investment expenses	133,280

Total deductions	14,404,240

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	13,591,402

Transfer from other plan	521,503

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	194,369,303

End of year	$208,482,208

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.

General —The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company (the Company) except certain groups of employees as defined in the plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as Plan administrator.

Eligibility —Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service on the first day of the next calendar month.

Contributions – Eligible participants may make pre-tax contributions starting at 1% of their eligible compensation subject to the annual dollar maximum set by the Internal Revenue Service (IRS). Unless elected otherwise, new eligible employees are automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Participants may make a pre-tax contribution from any cash bonus but the deferral election should be made prior to the payment of such cash bonus. Participants may also contribute amounts representing distributions from other qualified plans.

The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. The Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2014 and 2013, the matching contribution was made in shares of the Company’s Class A Common Stock.

The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2014.

Participant accounts —Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting —Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.

Notes receivable from participants – Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the Plan administrator. Participants are allowed to have only one note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Notes receivable are generally payable in full upon a participant’s termination of employment or the occurrence of certain other events. Notes receivable as of December 31, 2014 and 2013 carry interest rates ranging from 4.25% to 9.50%, with various maturities through June 2028. Delinquent notes receivable are recorded as distributions based on the terms of the plan document.

Payment of benefits —Upon termination of service, death, disability, hardship, attaining age 59 1⁄2, Qualified Domestic Relations Order, or mandatory distribution at age 70, a participant may receive the value of the vested interest in his or her account as a distribution. If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant may elect either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy, or to postpone payment to a later date and remain in the Plan as described in the plan document.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures —Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and used to pay administrative expenses and reduce the Company contribution. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $557,580 and $407,150, respectively. During 2014, the amount used to reduce employer contributions and expenses totaled $95,995.

Transfer from other plan – In December 2014, account balances of former participants under the Pets International 401(k) Plan totaling $521,503 were transferred to this Plan. Participants of the former Pets International 401 (k) Plan have been eligible to participate under this Plan since Pets International was acquired by the Company in 2005.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting —The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates —The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation —Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts — The Voya Fixed Account is a benefit-responsive investment contract. Investment contracts held by a defined contribution plan are required to be reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions to Voya Institutional Trust Company (“Voya,” formerly ING National Trust) under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by Voya. The fair value of this contract as of December 31, 2014 and 2013 was $42,495,297 and $39,886,587, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The contract value of this contract as of December 31, 2014 and 2013 was $40,811,810 and $38,860,590, respectively.

There are no reserves against contract value for credit risk. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by Voya. The crediting interest rate is subject to a guaranteed minimum floor, as defined on an annual basis by Voya. The floor rate was 3.00% as of December 31, 2014 and 2013. The average yield and crediting interest rate was approximately 3.00% for 2014 and 2013. Interest income from the Voya Fixed Account was $1,170,985 and $1,184,626 for 2014 and 2013, respectively.

Income recognition —Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in the fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits —Benefits are recorded when paid.

Administrative expenses —Administrative expenses and investment advisory fees paid by the Plan for 2014 were $39,083. Other administrative expenses incurred in the administration of the Plan were paid by the Company.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2014	2013
Voya Fixed Account – contract value	$40,811,810	$38,860,590
Janus Balanced Fund	26,160,675	25,133,665
Vanguard Institutional Index Fund	25,278,099	22,053,861
Massachusetts Investors Growth Stock Fund R4	14,503,740	13,030,761
Delaware Value Fund Institutional	13,144,657	—
American Funds EuroPacific Growth Fund R5	12,412,562	13,326,403
Lord Abbett Developing Growth Fund A	11,510,923	13,081,068
Central Garden & Pet Company Class A Common Stock	10,836,098		*
BlackRock Equity Dividend Institutional Fund	—	12,049,026

*	Investment was below 5% of net assets available for benefits at year-end

The Delaware Value Fund Institutional and the Voya Corporate Leaders 100 Fund replaced the BlackRock Equity Dividend Fund Institutional and the Investor Charter Fund R5, respectively, as investment options under the Plan effective December 15, 2014.

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value, as determined by quoted market prices as follows, for the year ended December 31, 2014:

Registered investment companies	$2,431,619
Common stock	3,469,787

Total appreciation	$5,901,406

At December 31, 2014 and 2013, the Plan’s investments in the Central Garden & Pet Company Common Stock included the following underlying assets:

	2014	2013
Central Garden & Pet Common Stock	$543,201	$465,655
Interest earning cash	18,591	18,422

Central Garden & Pet Common Stock Fund	$561,792	$484,077

At December 31, 2014 and 2013, the Plan’s investments in the Central Garden & Pet Company Class A Common Stock included the following underlying assets:

	2014	2013
Central Garden & Pet Company Class A Common Stock	$10,836,098	$7,529,517
Interest earning cash	480,646	308,065

Central Garden & Pet Company Class A Common Stock Fund	$11,316,744	$7,837,582

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The value of the common stock of Central Garden and Pet Company is determined by quoted market prices. Accordingly, investments in common stock are classified within level 1 of the valuation hierarchy.

Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The fair value of the guaranteed investment contract, as reported to the Plan by Voya, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, and is classified within level 3 of the valuation hierarchy.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value:

	2014
	Level 1	Level 2		Level 3		Total
Registered investment companies
Index fund	$25,278,099	$		$		$25,278,099
Balanced fund	46,276,968		—		—	46,276,968
Growth funds	45,266,297		—		—	45,266,297
Fixed income fund	10,751,187		—		—	10,751,187
Target date funds	8,404,854		—		—	8,404,854
Value fund	13,144,657		—		—	13,144,657
Other funds	2,447,828		—		—	2,447,828
Common stock	11,379,299		—		—	11,379,299
Interest earning cash	499,237		—		—	499,237
Guaranteed investment contract	—		—		42,495,297	42,495,297

	$163,448,426		$—		$42,495,297	$205,943,723

	2013
	Level 1	Level 2		Level 3		Total
Registered investment companies
Index fund	$22,053,861	$		$		$22,053,861
Balanced fund	45,656,084					45,656,084
Growth funds	45,459,107		—		—	45,459,107
Fixed income funds	9,615,193		—		—	9,615,193
Target date funds	6,739,296		—		—	6,739,296
Value fund	12,049,026		—		—	12,049,026
Other funds	1,382,725		—		—	1,382,725
Common stock	7,995,172		—		—	7,995,172
Interest earning cash	326,487		—		—	326,487
Guaranteed investment contract	—		—		39,886,587	39,886,587

	$151,276,951		$—		$39,886,587	$191,163,538

The changes in the fair value of the Plan’s level 3 investments are as follows for the period ended December 31, 2014:

Guaranteed Investment Contract
Balance, beginning of year	$39,886,587
Purchases and issuances	5,996,910
Settlements	(4,045,691)
Unrealized gain	657,491

Balance, end of year	$42,495,297

Unrealized gains (losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table presents the Plan’s level 3 investment, the valuation technique used to measure the fair value of the investment, and the significant unobservable inputs, and the related values for those inputs.

			2014		2013
Investment	Valuation Technique	Unobservable Inputs	Fair Value	Input Values	Fair Value	Input Values

Guaranteed investment contract	Income Approach (market value adjustment)	Credited rate as of the date of surrender	$42,495,297	3.0%	$39,886,587	3.0%

		Rate for a 7-year Treasury Bond derived by interpolating between 5- year and 10-year Treasury Bond rates as found in the Salomon Smith Barney Bond Market Roundup for the week prior to the surrender, plus 0.25%		2.2%		2.5%

		Surrender value to which the market value adjustment applies.		100.0%		100.0%

In determining the reasonableness of the fair value of the level 3 investment, Plan management reviews the terms of the contract and information provided by Voya.

Sensitivity Analysis

If the credited rate of the guaranteed investment contract as of the date of surrender increases then the market value adjustment increases. If the Treasury Bond rate increases then the market value adjustment decreases. The surrender value of the guaranteed investment contract will never be less than 100%.

Fair Value of Investments in Entities that Use Net Asset Value

There are no unfunded commitments, redemption restrictions or notice period applicable to the guaranteed investment contract. Under the terms of the guaranteed investment contract, the Plan sponsor must provide a minimum of 90 days notice to Voya prior to redemption of the contract.

NOTE 5 – TAX STATUS

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently undergoing an audit for the plan year ended December 31, 2013. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE 6 – RISKS AND UNCERTAINTIES

The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	2014		2013
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,134,670	$10,836,098	1,115,484	$7,529,517
Central Garden & Pet Company
Common Stock	61,868	543,201	67,781	465,655

		$11,379,299		$7,995,172

Plan investments include shares of registered investment company funds managed by Voya. Any purchases and sales of these funds are performed in the open market at fair value. As Voya is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 9 – RECONCILIATION TO FORM 5500

The financial statements are prepared on the accrual basis of accounting while the Form 5500 is prepared on cash basis of accounting.

The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$208,482,208	$194,369,303
Less contributions receivable, end of year Employer	(400,019)	(491,442)

Net assets available for benefits per Form 5500	$208,082,189	$193,877,861

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of contributions per financial statements to the Form 5500 as of December 31, 2014:

2014
Contributions per the financial statements	$12,577,539
Add contributions receivable, beginning of year Employer	491,442
Less contributions receivable, end of year Employer	(400,019)

Contributions per the Form 5500	$12,668,962

SUPPLEMENTAL SCHEDULES

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(a)—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2014

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(a)

Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Delinquent to Plan *	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$4,795	$—	$4,795	$—	$—

*	Delinquent participant loan payments included

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	American Funds EuroPacific Growth Fund R5	Registered investment company	$12,412,562
	Delaware Value Fund Institutional	Registered investment company	13,144,657
	Franklin International SmallCap Growth Fund Advisor	Registered investment company	1,034,381
	JP Morgan Small Cap Value Fund R6	Registered investment company	7,954,664
	Janus Balanced Fund	Registered investment company	26,160,675
	Lord Abbett Developing Growth Fund A	Registered investment company	11,510,923
	Lord Abbett Income Fund F	Registered investment company	1,697,878
	Lord Abbett Small Cap Value Fund A	Registered investment company	0
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	14,503,740
	Principal MidCap S&P 400 Institutional Fund R4	Registered investment company	6,318,053
	T. Rowe Price Mid-Cap Growth Advisor Fund	Registered investment company	5,804,691
	T. Rowe Price Retirement Income Advisor Fund	Registered investment company	620,663
	T. Rowe Price Retirement Income 2010 Advisor Fund	Registered investment company	119,237
	T. Rowe Price Retirement Income 2015 Advisor Fund	Registered investment company	348,596
	T. Rowe Price Retirement Income 2020 Advisor Fund	Registered investment company	1,346,069
	T. Rowe Price Retirement Income 2025 Advisor Fund	Registered investment company	1,043,558
	T. Rowe Price Retirement Income 2030 Advisor Fund	Registered investment company	1,762,954
	T. Rowe Price Retirement Income 2035 Advisor Fund	Registered investment company	1,183,998
	T. Rowe Price Retirement Income 2040 Advisor Fund	Registered investment company	1,269,715
	T. Rowe Price Retirement Income 2045 Advisor Fund	Registered investment company	488,492
	T. Rowe Price Retirement Income 2050 Advisor Fund	Registered investment company	245,106
	T. Rowe Price Retirement Income 2055 Advisor Fund	Registered investment company	597,139
	Vanguard Institutional Index Fund	Registered investment company	25,278,099
*	Voya Clarion Real Estate Portfolio Institutional Fund	Registered investment company	1,332,052
*	Voya GNMA Income Fund A	Registered investment company	9,053,309
*	Voya Money Market Fund	Registered investment company	495,113
*	Voya Corporate Leaders 100 Fund Institutional	Registered investment company	5,843,576
*	Central Garden & Pet Company Stock Fund	Interest earning cash	499,237
*	Central Garden & Pet Company Stock Fund	Class A Common Stock	10,836,098
*	Central Garden & Pet Company Stock Fund	Common Stock	543,201
*	Voya Fixed Account	Guaranteed investment contract	40,811,810
*	Participant loans	Interest rates between 4.25% and 9.50% maturing through June 2028	3,821,953

			$208,082,189

*	Indicates party-in-interest as defined by ERISA

Column (d) information was omitted as all investments are participant-directed